

June 2, 2014

Via E-mail
Kevin J. Gadawski
President and Chief Executive Officer
PSM Holdings, Inc.
5900 Mosteller Drive
Oklahoma City, OK 73112

> **Re:** **PSM Holdings, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 6, 2014**
> **Form 10-K for the Year Ended June 30, 2013**
> **Filed September 30, 2013**
> **Form 10-Q for the Quarterly Period Ended March 31, 2014**
> **Filed May 20, 2014**
> **File No. 000-54988**

Dear Mr. Gadawski:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A

1. Please update your unaudited financial statements and pro forma disclosure for the quarter ended March 31, 2014.

Pro Forma Data, page 6

2. Please revise your pro forma financial information to include a footnote that describes the adjustment including the assumptions involved. Please also include an introductory paragraph to the pro forma financial information as required by Rule 11-02(b)(2) of

Regulation S-X, which would appear to be similar to the last paragraph on page 5 in the Dilution section.

Form 10-K for the year ended June 30, 2013

Item 11. Executive Compensation

Summary Compensation Table, page 32

3. Please provide your analysis as to why Mr. Gadawski is not required to be included as a named executive officer. Refer to Item 402(m)(2)(iii) of Regulation S-K.

Financial Statements

4. Please revise your balance sheet, income statement and statement of cash flows in future flings to separately present amounts with related parties. Refer to Rule 4-08(k) of Regulation S-X for guidance. Please provide us with your proposed disclosures.

Report of Independent Registered Public Accounting Firm, page F-1

5. Please explain to us your auditor's intent in adding an explanatory third paragraph in the audit opinion referencing Note 16 to the financial statements. If the intent is to present a going concern paragraph, please amend your filing to include the following:

    *   A revised audit opinion that is consistent with the guidance in AU-C Section 570;
    *   Appropriate and prominent disclosure in the notes to the financial statements of the financial difficulties giving rise to the uncertainty surrounding the entity's ability to continue as a going concern along with discussion of a viable plan that has the capability of removing the uncertainty and enables the company to remain viable for at least 12 months following the date of the financial statements.

6. If you amend your filing(s) in response to the preceding comment, please incorporate within the amended filing any revisions requested in our other comments to be made in future filings.

Balance Sheet, page F-2

7. Please revise your balance sheet in future filings to separately present your goodwill balances. Refer to Rule 5-02.15 of Regulation S-X for guidance.

Consolidated Statements of Cash Flows, page F-5

8. Please explain to us and where the cash flows related to the origination and sale of mortgage loans and the cash flows related to your lines of credit are presented in the consolidated statements of cash flows. Additionally, please reconcile the changes in the

balances of loans held for sale and warehouse lines of credit from June 30, 2012 to June 30, 2013 to the amounts presented in your consolidated statements of cash flows. Considering your business plan, it appears these cash flows should be prominently presented in your consolidated statements of cash flows.

9. Please note that restricted cash is not an element of cash and cash equivalents in the statement of cash flows. Please revise future filings to present changes in restricted cash in the appropriate cash flow classification based on the nature of the restriction. Please provide us with your proposed disclosures.

Notes to the Financial Statements – General

10. We note your disclosure on page 16 regarding legal proceedings. Please revise the notes to your financial statements in future filings related to legal contingencies to disclose as appropriate:

    a. the amount or range of reasonably possible losses in addition to amounts accrued, or

    b. that reasonably possible losses cannot be estimated, or

    c. that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

    Refer to ASC 450-20-50 for guidance. Please provide us with your proposed disclosures.

Note 1 – Nature of Business and Summary of Significant Accounting Policies, Loans Held For Sale, page F-8

11. Based on your disclosure in the second paragraph, it appears you have elected to account for loans held for sale using the fair value option. Please revise future filings to disclosure the information required in ASC 825-10-50-28 through 50-32. Please provide us with your proposed disclosures.

Note 8 – Intangible Assets, page F-16

12. Please revise future filings to disclose your reporting units and the amount of goodwill allocated to each reporting unit. Please provide us with your proposed disclosures.

13. Noting continued and significant operating losses and the departure of certain production offices and directors as disclosed in Note 15 in your December 31, 2013 Form 10-Q, for each reporting unit that is at risk of failing step one of the goodwill impairment test, please revise future filings to disclose the following:

a. The percentage by which fair value exceeded carrying value as of the date of the most recent test;

b. The amount of goodwill allocated to the reporting unit;

c. A description of the methods and key assumptions used and how the key assumptions were determined;

d. A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

e. A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If no reporting unit is at risk of failing step one of the impairment test, please disclose this fact. Please provide us with your proposed disclosures.

14. Please explain to us how you determined that no factors limit the useful life of the FHA "Full Eagle" Status intangible asset. Refer to ASC 350-30-35-4 for guidance.

15. Please explain to us in detail how you determined the fair value of the FHA "Full Eagle" Status intangible asset at the acquisition date.

16. Please revise future filings to present the gross carrying amount and accumulated amortization separately for your customer list and Nationwide License. Please provide us with your proposed disclosures.

Note 11 – Stockholders' Equity and Issuances, page F-18

17. For each share-based payment arrangement, please revise future filings to disclose the information required by ASC 718-10-50-2. If you use the same method to estimate fair value for each type of share-based payment arrangement, please disclose this information in your summary of significant accounting policies in note 1. Please provide us with your proposed disclosures.

18. Please revise future filings to discuss the nature of the restrictions on the common stock issued in acquisitions. Please provide us with your proposed disclosures.

Exhibit 31 - Certifications

19. We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also include the title of the certifying individuals. Please revise future filings to omit the individuals' title.

Form 10-Q for the quarterly period ended March 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

20. We note your disclosure regarding the departure of three of your larger lending centers during January and February of 2014 included here and in Note 14 in your December 31, 2013 Form 10-Q. Please revise future filings to discuss the expected impact on your results of operations, liquidity and capital resources. Additionally, please tell us how this impacted the impairment assessment related to your intangible assets including goodwill.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at (202) 551-3437 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney